UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 2134
                                (Amendment No. 3)

                              CARDIAC SCIENCE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    141410209
                                 (CUSIP Number)

                                  Rodd Macklin
                Perseus Acquisition/Recapitalization Fund, L.L.C.
                      Perseus Market Opportunity Fund, L.P.
                       Cardiac Science Co-Investment, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                            Tel. No.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                February 28, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 2 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Fund, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,910,565 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,910,565  (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,910,565  (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus A/R Fund to purchase an aggregate of 5,910,565 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 3 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,454,782 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,454,782 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,454,782 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,345,077 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 4 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Cardiac Science Co-Investment, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    2,151,839 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          2,151,839 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,151,839 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------

(1) Assuming complete exercise of the warrants held by CS Co-Investment to purchase an aggregate of 2,151,839 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 5 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,062,404 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,062,404 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,062,404 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund and (ii) the warrants held by CS Co-Investment, to purchase an aggregate of 8,062,404 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 6 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,454,782 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,454,782 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,454,782 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,345,077 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 7 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners GP, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,454,782 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,454,782 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,454,782 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,345,077 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 8 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,454,782 (1)
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       -0-
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        8,454,782 (1)
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,454,782 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,345,077 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 9 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Rappahannock Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 10 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,062,404 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,062,404 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,062,404 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund and (ii) the warrants held by CS Co-Investment, to purchase an aggregate of 8,062,404 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 11 of 21
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    16,517,186 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          16,517,186 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,517,186 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund, (ii) the warrants held by Perseus Market Opportunity and (iii) the Warrants held by CS Co-Investment, to purchase an aggregate of 14,407,481 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 12 of 21
--------------------------------------------------------------------------------


Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 10, 2002 (the "Original Schedule 13D") and amended by Amendment No. 1 dated July 20, 2004 and Amendment No. 2 dated January 28, 2005.

Item 1.  Security and Issuer.

                  No material change.

Item 2.  Identity and Background.

                  No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is amended by replacing the final paragraph of such Item with the following:

                  Pursuant to a Purchase Agreement, dated as of July 20, 2004 (the "2004 Purchase Agreement"), among the Company, Perseus Market Opportunity and the other purchasers named therein, the Company sold to Perseus Market Opportunity 2,109,705 shares of Common Stock and a warrant to purchase 843,882 shares of Common Stock at an exercise price of $2.84 per share (the "2004 Warrant" and, together with the 2002 Warrants, the Director Warrants and the Credit Agreement Warrants, the "Warrants") for an aggregate purchase price of $5,105,486.10 (the "2004 Purchase Price"). The source of the 2004 Purchase Price was capital contributions from the partners of Perseus Market Opportunity.

Item 4.  Purpose of Transaction.

                  Item 4 is amended by adding the following immediately prior to the section therein entitled "Additional Disclosure":

CONVERSION AGREEMENT

                  Pursuant to the Senior Note and Warrant Conversion Agreement, dated February 28, 2005 (the "Conversion Agreement"), by and among the Company, CSQ Holdings Company ("Newco") and the Purchasers, the Purchasers agreed that, concurrently with the effective time (the "Effective Time") of a proposed merger (the "Merger") involving the Company in which the Company will become a wholly-owned subsidiary of Newco, Senior Notes in the aggregate principal amount of $50,000,00 and Warrants to purchase an aggregate of 13,438,599 shares of Company common stock (the "Conversion Warrants") beneficially owned by the Purchasers shall be cancelled and terminated. In consideration thereof, concurrently with the Effective Time, the Purchasers shall receive the following consideration (the

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 13 of 21
--------------------------------------------------------------------------------


"Consideration"): (i) an aggregate of $20,000,000, payable by Newco in cash, and
(ii) 2,843,915 shares of Newco common stock, as may be adjusted. Perseus A/R Fund currently beneficially owns Senior Notes in the aggregate principal amount of $21,788,285 and Conversion Warrants to purchase an aggregate of 5,856,094 shares of Company common stock. Perseus Market Opportunity currently beneficially owns Senior Notes in the aggregate principal amount of $20,279,237 and Conversion Warrants to purchase an aggregate of 5,450,497 shares of Company common stock. CS Co-Investment currently beneficially owns Senior Notes in the aggregate principal amount of $7,932,478 and Conversion Warrants to purchase an aggregate of 2,132,008 shares of Company common stock.

                  The Conversion Agreement also provides that so long as the Purchasers continue to beneficially own at least 10% of Newco's outstanding capital stock, the Purchasers shall have the right, but not the obligation, to designate one director (the "Purchaser Designee") for election to Newco's board of directors and Newco shall cause such Purchaser Designee to be nominated for election at any meeting of stockholders at which directors in the class of which such Purchaser Designee is a member are being voted upon.

                  The Conversion Agreement also provides that upon consummation of the Merger and payment of the Consideration, as of the Effective Time, the 2002 Purchase Agreement and certain related ancillary agreements shall be automatically terminated.

SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

                  Concurrently with the execution of the Conversion Agreement, the Company and the Purchasers also entered into an Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2005 (the "Second Amended and Restated Registration Rights Agreement"), pursuant to which the parties agreed to amend and restate the Registration Rights Agreement, effective at the Effective Time, at which time Newco shall assume the rights and obligations of Company under the Registration Rights Agreement. Pursuant to the Second Amended and Restated Registration Rights Agreement, among other things,
(i) the Purchasers will relinquish their "piggy-back" and Form S-3 registration rights, (ii) the Company will terminate the registration statements currently effective under the Registration Rights Agreement and (iii) the Company will use its best efforts to file with the Commission, within 90 days of the Effective Time, a shelf registration statement pursuant to Rule 415 of the Securities Act with respect to the

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 14 of 21
--------------------------------------------------------------------------------

resale, from time to time, of all of the shares of common stock of Newco held by the Purchasers (as well as certain other persons).

                  The foregoing summaries of the Conversion Agreement and Second Amended and Restated Registration Rights Agreement are qualified in their entirety to Exhibits 2 and 3, respectively.

                  Item 4 is also amended by replacing the section therein entitled "Additional Disclosure" with the following:

ADDITIONAL DISCLOSURE

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Common Stock, the Warrants or Common Stock issued upon exercise of the Warrants in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement, the Amended and Restated Registration Rights Agreement and the Second Amended and Restated Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case, subject to the factors and conditions referred to above and to the terms of the 2002 Purchase Agreement, the 2004 Purchase Agreement, the 2005 Agreement, the Amendment, the Conversion Agreement, the Warrants, the Registration Rights Agreement, the Amended and Restated Registration Rights Agreement and the Second Amended and Restated Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the 2002 Purchase Agreement, the 2004 Purchase Agreement, the 2005 Agreement, the Amendment, the Conversion Agreement, the Warrants, the Registration Rights Agreement, the Amended and Restated Registration Rights Agreement or the Second Amended and Restated Registration Rights Agreement, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 15 of 21
--------------------------------------------------------------------------------


of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date hereof, Perseus A/R Fund may be deemed to beneficially own 5,910,565 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) representing approximately 6.2% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). As of the date hereof, the Perseus Market Opportunity may be deemed to beneficially own 8,454,782 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing 8.8% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). As of the date hereof, CS Co-Investment may be deemed to beneficially own 2,151,839 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately 2.3% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). The above percentages are based upon there being 89,231,425 shares of Common Stock outstanding as of January 31, 2005.

                        By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, each of (i) Perseus Partners, (ii) Perseus Partners GP and
(iii) Perseus may be deemed to beneficially own 8,454,782 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately 8.6% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d).

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CUSIP No. 141410209               SCHEDULE 13D                     Page 16 of 21
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                        By virtue of the relationships between and among the
Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, each of (i) Perseus Management and (ii) Perseuspur may be deemed to beneficially own 8,062,404 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately 8.2% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d).

                        By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, Mr. Pearl may be deemed to beneficially own 16,517,186 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately15.9% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d).

                        For the purpose of the above amounts and percentages (and the amounts set forth below in subsection (b)), the Reporting Persons have included all shares of Common Stock underlying the Director Warrants as if all of such warrants have vested on the date hereof. The Reporting Persons herby disclaim beneficial ownership of any warrants that they do not beneficially own as set forth on Rule 13d-3(d).

                  (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 5,910,565 shares of Common Stock beneficially owned by Perseus A/R Fund.

                        By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, CS Co-Investment may be deemed to have the sole power to direct the voting and disposition of the 2,151,839 shares of Common Stock beneficially owned by CS Co-Investment.

                        By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of
(i) Perseus Management and (ii) Perseuspur may be deemed to have the sole power to direct the voting and disposition of the 5,910,565 shares of Common Stock beneficially owned by Perseus A/R Fund and the 2,151,839 shares of Common Stock owned by CS Co-Investment.

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CUSIP No. 141410209               SCHEDULE 13D                     Page 17 of 21
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                        By virtue of the relationships between and among the
Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of
(i) Perseus Market Opportunity, (ii) Perseus Partners, (iii) Perseus Partners GP and (iv) Perseus may be deemed to have the sole power to direct the voting and disposition of the 8,454,782 shares of Common Stock beneficially owned by Perseus Market Opportunity.

                        By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of the 5,910,565 shares of Common Stock beneficially owned by Perseus A/R Fund, the 8,454,782 shares of Common Stock owned by Perseus Market Opportunity and the 2,151,839 shares of Common Stock owned by CS Co-Investment.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners and members of the Purchasers have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Warrants or the Common Stock held for the account of the Purchasers in accordance with their ownership interests in the Purchasers.

                  (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended by adding the following immediately above section in the Original Schedule 13D entitled "Item 7. MATERIAL TO BE FILED AS EXHIBITS":

                  As described in Item 4 above, on February 28, 2005, the
Company and the Purchasers entered into the Conversion Agreement and Second Amended and Restated Registration Rights Agreement. Pursuant to the Conversion Agreement, the Purchasers agreed, among other things, to the cancellation of their Senior Notes and Conversion Warrants at the Effective Time in exchange for payment of the Consideration. Pursuant to the Second Amended and Restated Registration Rights Agreement, among other things, (i) the Purchasers will relinquish their "piggy-back" and Form S-3 registration rights, (ii) the
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CUSIP No. 141410209               SCHEDULE 13D                     Page 18 of 21
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Company will terminate the registration statements currently effective under the
Registration Rights Agreement and (iii) the Company will use its best efforts to file with the Commission, within 90 days of the Effective Time, a shelf registration statement pursuant to Rule 415 of the Securities Act with respect to the resale, from time to time, of all of the shares of common stock of Newco held by the Purchasers (as well as certain other persons).

                  The foregoing summaries of the Conversion Agreement and Second Amended and Restated Registration Rights Agreement are qualified in their entirety to Exhibits 2 and 3, respectively.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated March __, 2005, among (i) Perseus
                                    Acquisition/Recapitalization Fund, L.L.C.,
                                    (ii) Perseus Market Opportunity Fund, L.P.,
                                    (iii) Cardiac Science Co-Investment, L.P.,
                                    (iv) Perseus Acquisition/Recapitalization
                                    Management, L.L.C., (v) Perseus Market
                                    Opportunity Partners, L.P., (vi) Perseus
                                    Market Opportunity Partners GP, L.L.C.,
                                    (vii) Perseus, L.L.C., (viii) Rappahannock
                                    Investment Company, (ix) Perseuspur, L.L.C.
                                    and (x) Frank H. Pearl.

                  Exhibit 2: Senior Note and Warrant Conversion Agreement, dated February 28, 2005, by and among Cardiac Science, Inc., CSQ Holdings Company, Perseus
                                    Acquisition/Recapitalization Fund, L.P.,
                                    Perseus Market Opportunity Fund, L.P. and
                                    Cardiac Science Co-Investment, L.P.

                  Exhibit 3: Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2005, by and among Cardiac Science, Inc., Perseus Acquisition/Recapitalization Fund,
                                    L.P., Perseus Market Opportunity Fund, L.P.,
                                    Cardiac Science Co-Investment, L.P.,
                                    Winterset Master Fund, L.P., Mill River
                                    Master Fund, L.P., Massachusetts Mutual Life
                                    Insurance Company and Walter Villiger.

                  Exhibit 4: Power of Attorney, dated April 9, 2003, by Frank Pearl in favor of Rodd Macklin (filed as Exhibit 8 to Amendment No. 1 to the Reporting Persons' report on Schedule 13D filed on July 22, 2004 and incorporated herein by reference).


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CUSIP No. 141410209               SCHEDULE 13D                     Page 19 of 21
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                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2005

                        PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.

                        By:     Perseus Acquisition/Recapitalization
                                Management, L.L.C., its Managing Member

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer



                        PERSEUS MARKET OPPORTUNITY FUND, L.P.

                        By: Perseus Market Opportunity Partners, L.P., its General Partner

                        By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                        By:     Perseus, L.L.C.,
                                its Managing Member

                        By:     Perseuspur, L.L.C,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer

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CUSIP No. 141410209               SCHEDULE 13D                     Page 20 of 21
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                       CARDIAC SCIENCE CO-INVESTMENT, L.P.

                       By:     Perseus Acquisition/Recapitalization
                               Management, L.L.C., its General Partner

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.

                       By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer

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CUSIP No. 141410209               SCHEDULE 13D                     Page 21 of 21
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                       PERSEUS, L.L.C.

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       RAPPAHANNOCK INVESTMENT COMPANY

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUSPUR, L.L.C.

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       FRANK H. PEARL

                               /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Attorney-in-Fact